Level 7, 151 Macquarie Street Sydney NSW 2000 Australia 17 May 2013 ASX Market Announcements ASX Limited Level 4, Exchange Centre 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Notice under section 708A(5)(e) of the Corporations Act and Appendix 3B This notice is given by Prima BioMed Ltd ABN 90 009 237 889 (Company) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act). Pursuant to Shareholder approval received at yesterday’s general meeting, the Company has today issued 13,287,500 fully paid ordinary shares (Shares) to its directors and 1,250,000 Shares to certain institutional investors on the same terms and price as the recently completed Share purchase plan (SPP). The issue price for new Shares under the SPP, which was calculated as the volume weighted average price of existing Shares traded on ASX over the 10 trading days prior to the date of their issue, less a discount of 5%, was $0.08 per Share. The proceeds from the SPP and the additional placements pursuant to the resolutions passed at yesterday’s general meeting amount to $6,166,676. As approved by Shareholders yesterday and based on appropriate market conditions, the Company may look to place additional Shares on the same terms as the SPP to sophisticated and professional investors within the next three months. These proceeds enable the Company to co-fund up to three phase 2 trials of CVac™ in additional cancer indications in conjunction with the EUR 3.8 million grant recently awarded by the Saxony Development Bank in Germany. For the purposes of section 708A(6) of the Corporations Act, the Company advises that: (a) the Shares issued to the institutional investors and to directors as advised in this Notice were issued to investors without disclosure under Part 6D.2 of the Corporations Act; (b) this notice is being given under section 708A(5)(e) of the Corporations Act; (c) as at the date of this notice, the Company has complied with: (i) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii) section 674 of the Corporations Act, (d) as at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) and 708A(8) of the Corporations Act. An Appendix 3B in relation to the issue of Shares is attached. Yours sincerely Deanne Miller General Counsel & Company Secretary About Prima BioMed Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

Prima BioMed Ltd (**Company**)

ABN

90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the Company (**Shares**).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	77,083,450 Shares were issued under the SPP (defined below). This number includes the Shares issued to directors following member approval at the Company's general meeting (held on Thursday, 16 May 2013) as well as those issued to certain sophisticated and professional investors.
3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

04/03/2013 Appendix 3B Page 1

4 Do the +securities rank equally Yes. in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: ? the date from which they do ? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 5 Issue price or consideration $0.08 per Share. 6 Purpose of the issue As set out in the offer booklet for the share (If issued as consideration for purchase plan (SPP) given to ASX on 11 April the acquisition of assets, clearly 2013, the gross proceeds of the SPP (and identify those assets) together with the gross proceeds of the Company’s entitlement offer (Entitlement Offer) of options which is currently being conducted, further details of which are set out in the prospectus issued in relation to the Entitlement Offer) will be used to: —co-fund up to three phase 2 trials of CVac in additional cancer indications and continue the ongoing clinical program;—continue CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform;—provide general working capital for the Company and add security to the balance sheet; and—pay the costs of the SPP (and the Entitlement Offer).

6a Is the entity an +eligible entity No. that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i 6b The date the security holder N/A. resolution under rule 7.1A was passed 6c Number of +securities issued N/A. without security holder approval under rule 7.1 6d Number of +securities issued N/A. with security holder approval under rule 7.1A 6e Number of +securities issued N/A. with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) 6f Number of +securities issued N/A. under an exception in rule 7.2 6g If +securities issued under rule N/A. 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation. 6h If +securities were issued under N/A. rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements 6i Calculate the entity’s remaining N/A. issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 3

7	+Issue dates Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. Cross reference: item 33 of Appendix 3B.	Friday, 17 May 2013.

8 Number and +class of all +securities quoted on ASX (*including* the +securities in section 2 if applicable)

Number	+Class
1,143,146,838	Ordinary fully paid shares (ASX: PRR).

9 **Number and +class of all** +securities not quoted on ASX (*including* the +securities in section 2 if applicable)

Number	+Class - Options		
Amount	**Exercise Price**	**Expiration Date**	**ASX Code**
1,884,253	$0.2685	9 November 2014	PRRAS
1,884,253	$0.2360	8 December 2014	PRRAU
1,061,411	$0.2271	12 January 2015	PRRAY
1,118,211	$0.2345	12 February 2015	PRRAW
1,075,269	$0.2277	18 March 2015	PRRAZ
500,000	$0.2500	6 May 2015	PRRAC
1,055,011	$0.2351	19 May 2015	PRRAD
32,500,000	$0.2000	6 December 2013	PRRAL
2,000,000	$0.1000	6 December 2014	PRRAL
500,000	$0.1000	26 August 2014	PRRAL
740,741	$0.3390	1 February 2016	PRRAL
100,000	$0.2790	3 November 2014	PRRAL
100,000	$0.2329	3 January 2015	PRRAL
2,800,000	$0.1850	1 August 2015	PRRAL
200,000	$0.1730	20 February 2016	PRRAL
47,519,149	**Total**		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change.

Part 2 - Pro rata issue

11	Is security holder approval required?	N/A.
12	Is the issue renounceable or non-renounceable?	N/A.
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A.

15 +Record date to determine N/A. entitlements 16 Will holdings on different N/A. registers (or subregisters) be aggregated for calculating entitlements? 17 Policy for deciding entitlements N/A. in relation to fractions 18 Names of countries in which the N/A. entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closing date for receipt of N/A. acceptances or renunciations 20 Names of any underwriters N/A. 21 Amount of any underwriting fee N/A. or commission 22 Names of any brokers to the N/A. issue 23 Fee or commission payable to the N/A. broker to the issue 24 Amount of any handling fee N/A. payable to brokers who lodge acceptances or renunciations on behalf of security holders 25 If the issue is contingent on N/A. security holders’ approval, the date of the meeting 26 Date entitlement and acceptance N/A. form and offer documents will be sent to persons entitled + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 5

27 If the entity has issued options, N/A. and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 28 Date rights trading will begin (if N/A. applicable) 29 Date rights trading will end (if N/A. applicable) 30 How do security holders sell N/A. their entitlements in full through a broker? 31 How do security holders sell part N/A. of their entitlements through a broker and accept for the balance? 32 How do security holders dispose N/A. of their entitlements (except by sale through a broker)? 33 +Issue date N/A. Part 3—Quotation of securities You need only complete this section if you are applying for quotation of securities 34 Type of +securities (tick one) (a) +Securities described in Part 1 (b) All other +securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders 36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1—1,000 1,001—5,000 5,001—10,000 10,001—100,000 100,001 and over 37 A copy of any trust deed for the additional +securities Entities that have ticked box 34(b) 38 Number of +securities for which +quotation is sought 39 +Class of +securities for which quotation is sought 40 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: ? the date from which they do ? the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ? the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 7

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security) Number +Class 42 Number and +class of all +securities quoted on ASX (including the +securities in clause 38) Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. ? The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. ? There is no reason why those +securities should not be granted +quotation. ? An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty ? Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. ? If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: . Date: 17 May 2013 Company secretary Print name: Deanne Miller == == == == == + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 9